Exhibit 99.8

CONSENT OF R. LEBER

The undersigned hereby consents to the use of the report entitled “Westwood Mine NI 43-101 Technical Report as of December 31, 2016,” prepared by the undersigned and other persons, dated February 16, 2017 and the information derived therefrom (not including any information prepared subsequent to February 16, 2017) included in IAMGOLD Corporation’s Annual Information Form in sections 1.1(i) to 1.1(iv) and the first four paragraphs of section 1.1(v) of “Item III – Description of the Business – 1. Mining Activities Canada – 1.1 Doyon Division – Westwood Mine”, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2017, (ii) the Registration Statement on Form F-10 (File No. 333-210437) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Ronald G. Leber
By:	Ronald G. Leber, B.Sc.Geo Chef Géologue, Exploration Corporation Aurifère Monarques (former Geology Superintendent at IAMGOLD Corporation, Westwood Mine)

Dated: February 21, 2018